FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	For the month of February 2005

Commission File No.	000-19865

CEDARA SOFTWARE CORP.
(Registrant’s name)

6509 Airport Road Mississauga, Ontario, Canada L4V 1S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report:

No.	Document

1.	January 2005 Investor presentation relating to merger of Cedara Software Corp. with Merge Technologies Incorporated.

Document 1

A Visionary Combination

January
2005

+

A Visionary Combination

0011010101

MERGE
eFILM

CEDARA

MERGE
eFILM

CEDARA

JOINT NEWS RELEASE
For Immediate Release

Contacts:
Merge eFilm
Richard Linden, President & CEO, 414-977-4665
Scott Veech, Chief Financial Officer, 414-977-4264
Cedara Software Corp.
Abe Schwartz, President & CEO, (905) 672-2101 x2000
Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015

MERGE EFILM AND CEDARA SOFTWARE CORP TO MERGE

COMBINATION CREATES MEDICAL IMAGING MARKET LEADER OFFERING EXPANDED PRODUCTS AND SERVICES AND ACCELERATED INNOVATION IN THE DIRECT AND OEM CHANNELS

Combined Run-Rate Revenues Exceed $100 Million (C$122 million); Investor Conference Call Scheduled for 10 a.m. CST to Discuss Transaction

Milwaukee, WI, USA, and Toronto, ON, Canada, January 18, 2005 - Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, a leading global healthcare software and services company, and Cedara Software Corp. (NASDAQ: CDSW/TSX:CDE), a leading independent developer of medical software technologies for the global healthcare market, today announced a definitive agreement to merge in an all-stock transaction. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to

JOINT NEWS RELEASE
For Immediate Release

Contacts:
Merge eFilm
Richard Linden, President & CEO, 414-977-4665
Scott Veech, Chief Financial Officer, 414-977-4264
Cedara Software Corp.
Abe Schwartz, President & CEO, (905) 672-2101 x2000
Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015

MERGE EFILM AND CEDARA SOFTWARE CORP TO MERGE

COMBINATION CREATES MEDICAL IMAGING MARKET LEADER OFFERING EXPANDED PRODUCTS AND SERVICES AND ACCELERATED INNOVATION IN THE DIRECT AND OEM CHANNELS

Combined Run-Rate Revenues Exceed $100 Million (C$122 million); Investor Conference Call Scheduled for 10 a.m. CST to Discuss Transaction

Milwaukee, WI, USA, and Toronto, ON, Canada, January 18, 2005 - Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, a leading global healthcare software and services company, and Cedara Software Corp. (NASDAQ: CDSW/TSX:CDE), a leading independent developer of medical software technologies for the global healthcare market, today announced a definitive agreement to merge in an all-stock transaction. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to

An
Industry
Altering
Merger

+

January 2005

Notice to Investors, Prospective Investors and the Investment Community

Cautionary Information Regarding Forward-Looking Statements

Statements in this presentation regarding the proposed merger of Merge Technologies, (d.b.a. Merge eFilm) and Cedara Software Corp.
which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

                           Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging Merge eFilm/Cedara’s comprehensive product offering to the combined customer base; (g)
continued growth at rates approximating recent levels for imaging information systems and other product markets; (h) no unanticipated changes in laws, regulations, regulatory requirements or other industry standards affecting Merge eFilm/Cedara’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact Merge eFilm/Cedara's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any Merge eFilm/Cedara's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of Merge eFilm/Cedara to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace),

the effects of general economic and other factors beyond the control of Merge eFilm/Cedara, and other risks and uncertainties described from time to time in Merge eFilm/Cedara's public filings with United States Securities and

Exchange Commission and Canadian securities regulatory authorities.

Safe Harbor Statement

Safe Harbor Statement
Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information.  Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about
Merge eFilm and Cedara, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).  Copies of the joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Merge eFilm's Investor Relations Department at Merge
eFilm's principal executive offices located at 1126 South 70th Street, Suite S107B, Milwaukee,
Wisconsin 53214-3151; telephone number (414) 977-4000.  The respective directors and executive officers of Merge eFilm and Cedara may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Merge eFilm's directors and executive officers is available in Merge eFilm's proxy statement for its 2004 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 12, 2004,
and information regarding Cedara's directors and executive officers is available in Cedara's notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the
Securities and Exchange Commission on September 24, 2004. Additional information regarding the interests of potential participants in the proxy solicitation will be contained in the joint proxy statement/management information circular to be filed with the Securities and Exchange
Commission when it becomes available.

Largest provider of medical imaging software to the
mid-market

Small and medium sized hospitals, imaging centers
and specialty clinics

Enhanced business growth model

Revenue diversification, lower key account risk,
financial synergies

Most comprehensive “one-stop-shop” of medical
imaging software products and services

RIS, PACS and Clinical Applications

Largest global OEM supplier of medical imaging
software

Largest OEM-supported medical imaging

       software R&D lab

An Unmatched
Leader

Combined Scale
and Financial Strength

Market Capitalization of Medical Imaging
Software Companies

$0

$100

$200

$300

$400

$500

$600

$700

Merge

Cedara

AMICAS

Vital

Images

iCAD

The largest and
most profitable
company in the
medical
imaging
software sector

Approximate Market Capitalization as of 1/17/05

Annual revenues exceeding $100 million

EBITDA margins > 30% (pre-synergies)

Annual operating cash flow > $20 million

Immediate expense synergies > $3 million

Duplicate public company costs

Non-headcount related cost reductions

Pristine balance sheet

Total net cash balance > $20 million

33.5 million fully diluted shares

A larger and
more profitable
company that
provides clear
financial upside
for investors

based on historical results

Combined Scale
and Financial Strength

Merge
eFilm

Cedara
Software

Background

Company Profiles

1982

1987

Year Established

Toronto, ON

Milwaukee, WI

Headquarters

150+

100+

OEM/VAR Customers

400+

200+

End User Customers

350

200

Employees

31.8 M

13.2 M

Shares

$350 M

$250 M

Market Cap1

CDSW; CDE-TSX

MRGE

Symbol

1as of 1/17/05 (in USD)

Company Profiles – Summary
of Characteristics

Characteristic

Merge

Cedara

Combined

Note

International OEM Strategy

++

+++++

+++++

Market Leader

US Healthcare Market:

Image Centers

+++++

++

+++++

Market Leader

Small/Medium Hospitals

++

++++

++++

Market Leader

  Specialty Clinics

++

++

++++

Market Opportunity

New Markets —

 Mammo,

Cardio, Ortho, etc…

+

+

++++

Cedara’s Products + Merge

eFilm’s Direct Sales strategy

Imaging Software Innovation

++

+++++

+++++

Best in Class

Technology Synergies across

Channels

++

+++

++++

M

aterial cross

-

channel synergies

within imaging technologies

US Direct Sales, Marketing &

Distribution

++++

+++

+++++

Unmatched Direct Sales &

Professional Services Team

Revenues:

Direct Sales Growth

+++++

++

+++++

Growing 50% Annually

S

ervice Revenue Annuity

++

++++

+++++

300% Increase

International OEM

++

+++++

+++++

Market Leader

Challenges:

Sarbanes

-

Oxley

Yes

Yes

Reduced

Reduce Materiality

Key Account Risk

Some

Yes

Reduced

Reduce Risk

Revenue Diversification

Some

Some

Y

es

Reduce Quarterly Fluctuations

Competition

Yes

Yes

Reduced

Join Forces vs. Compete

Defense against “GE’s”

Limited

Limited

Strong

Increase Market Position and

Strength

How Will The Merger Enhance
Our Direct Sales Strategy?

Number of Hospitals
1,600
1,400
1,200
1,000
800
600
400
200
0
50-99
100-199
200-299
300-399
400-499
>500

Market Opportunity

Sources: (a) American Hospital Association

      2001 Hospital Statistics

(b) IMV Limited, 2002 survey

(c) Technology Marketing Group

Target Health Care Market:

Hospitals 50–399 beds 4,193(a)

Imaging Centers   3,511(b)

75% of diagnostic reads in
the market are film-based

Only 25% of this target
market has implemented
digital image processing (c)

Hospital Bed Size

Direct  Sales Market

OEM Market

2500
2000
1500
1000
500
0
Revenues ($ millions)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Year

The total North American revenue forecasts for turnkey radiology PACS, 2000–2010. Revenues are based on products and services delivered.

All information courtesy of Frost & Sullivan

North America is the
largest market for
turnkey PACS
(Picture Archiving and
Communications
Systems) with total
revenues reaching
approximately $1
billion in 2003.

Source: Frost & Sullivan

Market Opportunity

Continued pressure on cost reduction and operating
efficiency

Need for enterprise-wide, secure access to images and
information

Continuous shift to digitized health care operations - the
electronic patient record

Technological improvements make RIS/PACS financially
feasible — especially for our target market

Migration of diagnostic imaging into other specialties, driven by technology advancement and financial gain

Technological advancements in CT, MRI and other
modalities create a need for advanced visualization, such as
3D reconstruction, 4D and advanced diagnostic services

Market Trends in
Health Care IT
and Radiology

One-stop-shop for comprehensive business and clinical
workflow solutions

Integrated product components

Specific product features

Roadmap depth and innovation speed

Credible vendor and brand recognition

Excellent service capability

References and word-of-mouth testimonials

In short – a safe decision and a long-term partnership with a company that can help them be successful

The Needs of our
End User Target Market

A Few Companies Stand Out
But There Is No Market Leader

NO

NO

NO

NO

YES

NO

YES

RIS

YES

YES

YES

YES

YES

YES

YES

PACS

NO

BRIT Systems

NO

DR Systems

NO

Emageon

NO

Stentor

NO

Amicas

YES

Cedara / eMed

YES

Merge eFilm

CLINICAL
APPS

COMPANY

Market lacks
comprehensive
workflow
solutions

Market leader status of combined company:

Prospects add us to their short list prior to making PACS, RIS or
Clinical Application decision

This, in turn, should result in higher sales even at current close rates

Merge eFilm also brings to the table its Internet downloadable radiology viewer which identifies even more prospects (the only one in the industry)

Combined Direct Sales strength complemented by SourceOne
Partnership = comprehensive market coverage

Cedara brings to the table its major OEM customer credentials    (i.e.
GE, Philips, Siemens, Toshiba, Hitachi) which greatly impresses mid-
market prospects. And improves  ability to sell Merge eFilm products globally

Market Leader Status
Benefits Direct Sales Strategy

How Will The Merger Enhance
Our International OEM Strategy?

As part of the negotiation of a major OEM product
development contract, we can offer to sell the resulting
product to our direct channel for additional fees

The ability for us to offer OEM customers access
to what will be the largest mid-market direct customer base
is a significant advantage

OEM customers would thus be able to consider us
as a revenue and cost-center issue as opposed to strictly a
cost-center issue

Takes the pressure off hard-fought pricing negotiations
because we are bringing revenue to the table

Also positions us as the innovation leader by introducing
new follow-on products and technologies to our Direct
customers

Market Leader Status
Benefits OEM Strategy

Cedara:

3D

Mammography

Orthopedics

Nuclear Fusion PET/CT

Cardiology

Merge eFilm: (with AccuImage acquisition)

Virtual Colonoscopy

Calcium Scoring

Lung Nodule Detection

Largest Suite of
Clinical Applications

January
2005

The Transaction

+

Key Transaction
Terms

Each Cedara shareholder will receive
0.587 Merge Common Shares or
Exchangeable Shares

17.5% premium to Cedara shareholders
based on volume weighted average price
for the 20-day period ending Jan. 14, 2005

Cedara options to be replaced by Merge
eFilm options

Vesting of options is not accelerated

The Largest
Transaction in
the Healthcare
Image
Management
Software Sector

Exchangeable
Shares Overview

5 Year Sunset, Traded on the TSX

Terms:

Do not count against foreign content
basket for pension funds and RRSP’s

Tax-deferred rollover treatment for
Canadian tax payers

Canadian Property:

Exchangeable into Merge Common
Shares at the option of the holder*

Exchange Rights:

*  Merge common shares will be echangeable
subject to the effectiveness of an S-3
registration statement.

Management and
Governance

3 nominees from Cedara,
including Abe Schwartz

Board of Directors:

Abe Schwartz

Board Member, and
Business Advisor :

Rich Linden

President & CEO:

Financial Benefits

Accretive to Cash EPS in 2005 (exclusive of
one-time charges)

Identified Cost Synergies

Public Company Costs

Duplicative Trade Show Costs

Revenue Synergies Anticipated

Cross selling expanded product offering

Accelerate movement into clinical
specialties

There will be
significant
financial benefits
to shareholders
of both Merge
and Cedara

Timing

Subsequent to Shareholder
Meetings

Closing:

Early Second Quarter

Shareholder Meetings:

End of March/Early April

Shareholder Mailing:

January 18

Announcement:

January
2005

Merger Execution

+

Integration Plan

Merge eFilm and Cedara have a proven track record in integrating acquisitions:

Timely decision making at time of Closing

Focus on expense, revenue and operational synergies

Deliver accretive earnings to shareholders

Balance near term operational performance with long-term strategy

Key Integration Plan Components:

Finalize organizational model and leadership team

Timely identification of expense synergies

Support existing customers’ technology suites

Develop roadmap for integrated product portfolio and immediate rationalization of product overlap as appropriate

Sales, Marketing and Distribution – hit the ground running

January
2005

Financials

+

Revenue Growth

$76,148

$54,916

$76,558

$65,090

0

10,000

20,000

30,000

40,000

50,000

60,000

70,000

80,000

90,000

CY 2002

CY 2003

Nine Months

Ended 9/03

Nine Months

Ended 9/04

(USD in thousands)

Growth                       –17.6%                         –                                                                                    38.7%

Pro Forma Historical Revenue

Operating Income

(In Millions)

$22,313

$8,238

$14,741

$4,560

0

5,000

10,000

15,000

20,000

25,000

CY 2002

CY 2003

Nine Months

Ended 9/03

Nine Months

Ended 9/04

(USD in thousands)

Growth               7.0%                                  19.3%                                                                         15.0%                                     29.3%

Pro Forma Historical EBITDA

EBITDA

$20

$67

$38

$29

($6)

$2

$13

$17

($25)

$0

$25

$50

$75

2001

2002

2003

Q3 Run

Rate

Revenues

Revenues

Rate

Q3 Run

2003

2002

2001

$75

$50

$25

$0

($25)

$14

$10

$6

$3

$16

$21

$29

$37

EBITDA

Recent Financial
Performance

Balance Sheet
Highlights
(in USD)

Cash

$40 M

Debt

$19 M

Deferred Revenue

$13 M

Shareholders’ Equity

$450 M

January
2005

+

Appendix

(Merge & Cedara Overviews)

Overview of Cedara

Medical
Device
Operating
Consoles

Cedara develops software for all stages of Medical
Imaging Workflow…

OEM

OEM

OEM

OEM

PACS - Picture
Archiving &
Communication
Systems

Clinical
Applications

Image
Guided
Surgery

Overview of Cedara

MR

CT

XRAY

(DR/CR/FD)

PET-CT

Nuclear
Medicine

Ultrasound

Fluoroscopy

Mammography

… Across Multiple Imaging Modalities

PHILIPS

SIEMENS

TOSHIBA

CERNER

HITACHI

MERGE eFILM + CEDARA

Cedara Software
and Customers

Pioneered many imaging advances

Cedara software installed on 20,000
    medical imaging devices worldwide

30% of MRIs currently shipped contain
    Cedara software

4,600 Picture Archiving & Communication
    Systems (PACS) licenses

New technology in R&D Lab

Cedara
Sales Strategies

Market Presence - Direct Sales
Customers

400+   PACS customers

2600 Teleradiology solutions

Market Presence – OEM

150+

Cedara voted

“The fastest
growing company
of 2004”

by Frost & Sullivan

January
2005

Merge eFilm Overview

Merge eFilm

A global healthcare software and services
company

Focused on accelerating the productivity of
imaging centers, small- to medium-sized
hospitals and clinics

A suite of RIS/PACS products that efficiently
streamline, integrate and distribute image and
information workflow across the healthcare
enterprise.

Merge eFilm
Value Proposition

Facilitate transition from paper and film-based
process to fully automated and digitized flow of
diagnostic images and information across the
health care enterprise

Increase productivity

Mitigate costs

Improve quality of care

Improve services to referring physicians

Optimize financial reimbursement

Focus on
Clinical and
Business Value
That Serves
Customer
Needs

FUSION

RIS/PACS

FUSION

RIS

FUSION

PACS

Image/Report

Distribution

(LAN/WAN)

Archiving

Radiologist

Workflow

Technologist

Workflow

Scheduling

Registration

Image/Report

Distribution

(WEB)

Image

Visualization

Billing

Dictation

Document

Management

Merge eFilm
Overview

FUSION:

Solutions
for
Every
Workflow
Need

Merge eFilm
Overview

Market Presence - Direct Sale
Customers

200+  FUSION RIS, PACS and RIS/PACS
Customers, representing approximately
390 healthcare facilities

50,000+  eFilm Workstation users -
market leader in diagnostic imaging
software

500+  healthcare organizations using
Merge eFilm component and
connectivity products

Fastest
Growing
Customer
Base in the
Sector

Overview of Merge eFilm

eFilm Workstation

Distributed online via website

50,000+  eFilm Workstation
users world-wide

eFilm e-commerce Strategy:

Branding and market presence

Own the physician desktop

Generate add-on sale opportunities
for the FUSION RIS, PACS and
RIS/PACS Solutions

A Visionary Combination

January
2005

+

A Visionary Combination

Thank You

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 2, 2005

CEDARA SOFTWARE CORP.

By:	/s/ Brian Pedlar

Brian Pedlar Chief Financial Officer